SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/27/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
814,880

8. SHARED VOTING POWER
436,136

9. SOLE DISPOSITIVE POWER
1,251,016
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,251,016

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.15%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Sunamerica Focused Alpha Growth, Inc.("FGF" or the "Issuer").
The principal executive offices of FGF are located at

Harborside Financial Center
3200 Plaza 5
Jersey City, NJ 07311


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY
10570 a principal of Bulldog Investors and Andrew Dakos,
Park 80 West,Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested it. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Secretary's October 17, 2007 order in the Massachusetts Superior Court. On February 12, 2009, the Massachusetts Superior Court upheld the Secretary's October 17, 2007 order. The Bulldog parties further appealed the ruling of the Massachusetts Superior Court to Massachusetts Appeals Court. Oral argument in the Massachusetts Appeals Court is scheduled for November 12, 2009.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons intend to communicate with the issuer's management and shareholders about the persistent discount to intrinsic value at which the issuer's shares have traded.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Form N-CSRS filed on September 3,2009 there were 20,355,236 shares of common stock outstanding as of July 31, 2009. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,251,016 shares of FGF or 6.15% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of FGF were purchased:

Date:		        Shares:		Price:
09/09/09		25,100		11.4078
09/10/09		1,300		11.4546
09/14/09		29,956		11.4936
09/15/09		23,200		11.6572
09/16/09		62,722		11.8955
09/21/09		69,400		12.1280
09/22/09		29,207		12.1724
09/23/09		42,000		12.1471
09/25/09		32,740		11.8906
09/28/09		50,000		12.0375
09/29/09		41,585		12.1034
09/30/09		4,300		12.0040
10/01/09		6,000		11.8755
10/02/09		700		11.6200
10/05/09		11,800		11.8932
10/06/09		300		11.9800
10/07/09		5,000		12.1100
10/08/09		12,900		12.2947
10/09/09		18,000		12.3563
10/12/09		16,900		12.4124
10/13/09		5,000		12.3260
10/15/09		3,400		12.5400
10/21/09		28,000		12.9089
10/22/09		40,598		12.7206
10/23/09		34,800		12.7518
10/26/09		39,369		12.6799
10/27/09		45,700		12.5824
10/28/09		37,831		12.2615
10/29/09		18,900		12.3157
10/30/09		6,170		11.9714
11/02/09		44,368		12.0582
11/03/09		57,238		12.0321
11/03/09		10,000		12.0300
11/03/09		5,000		12.0000
11/04/09		19,800		12.2696




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/05/2009

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos